

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

SYNERGY RESOURCES LLC
0450187639

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 07/27/2017 and was assigned identification number 0450187639. Following are the articles that constitute its original certificate.

1. **Name:**
   SYNERGY RESOURCES LLC
2. **Registered Agent:**
   GAURAV CHUG
3. **Registered Office:**
   196 LORING AVE
   EDISON, NEW JERSEY 08817
4. **Business Purpose:**
   CONSULTING
5. **Effective Date of this Filing is:**
   07/27/2017
6. **Members/Managers:**
   GAURAV CHUG
   196 LORING AVE
   EDISON, NEW JERSEY 08817

   SUMAN CHUG
   196 LORING AVE
   EDISON, NEW JERSEY 08817
7. **Main Business Address:**
   196 LORING AVE
   EDISON, NEW JERSEY 08817

Signatures:

L NAGANANDA ESQ
AUTHORIZED REPRESENTATIVE

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 27th day of July, 2017

Ford M. Scudder
State Treasurer

Certificate Number : 4037527437
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp